WALLACE A. GLAUSI

ATTORNEY AT LAW
3673 CANADIAN WAY
TUCKER, GEORGIA 30084

(503) 515-3657

September 17, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

Re	Amazon Gold, LLC
Response to Comments on Offering Statement on Form 1-A Filed July 16, 2021 File No. 024-11587

NOTE: THIS CORRESPONDENCE CONTAINS CONFIDENTIAL

INFORMATION THAT IS NOT FOR PUBLIC DISCLOSURE

Dear Examiners,

Below are our comments, in bold type, to your letter of August 9, 2021.

Offering Statement on Form 1-A filed July 16, 2021

Cover Page

1.	Please define the term “arbitrage” when first used so that an investor not familiar with this term may understand its meaning and your intended operations.

ANSWER: Appropriate language has been included on the Cover Page to the Offering Statement.

Risk Factors

The Company and the Operations Servicer relies on key relationships in Brazil, page 14

2.

We note that Mr. Sotero and Mr. Vienna are founders of the Company and each hold 3,542,550 shares of Class A membership interests. Please revise this risk factor or include a new risk factor to disclose risks related to their interests in the Company and that they are citizens of Brazil, South America. Please also disclose any ownership interests that Messrs. Ted and Gary Dinges and Messrs. Sotero and Vienna hold in Torio Mining LTDA and add attendant risk disclosures.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 17, 2021

ANSWER:

We have added a new risk factor under “Risks Related to Conflicts of Interest” entitled “There may be conflicts of interest between the Company and the Operations Servicer” which discloses the ownership and voting interests of Messrs. Dinges and Mr. Vienna in both the Company and in the Operations Servicer, as well as the potential for conflict of interest due to the Operations Servicer’s own arbitrage operations.

Description of our Business

Objectives and Strategy, page 20

3.

We note your disclosure indicating that you expect to “provide annualized returns at the conservatively estimated rate of 25-30%.” Please revise to more specifically describe how you determined this rate of return. In addition, given your lack of operating history, please tell us why you believe this disclosure is appropriate and explain how you determined that this disclosure has a reasonable basis. Refer to Part II(b) of Form 1-A. We may have additional comments upon a review of your response.

ANSWER: The Offering Circular has been revised throughout to both eliminate estimated rates of return and adding language to clarify the business transaction parameters.

4.

You include references to estimated rates of return. Please refer to the comment above and balance this disclosure with a summary of the content in the risk factor on page 10 indicating that there is no guaranteed return of an investor’s investment.

ANSWER: The Offering Circular has been revised throughout to both eliminate estimated rates of return and adding language to clarify the business transaction parameters.

General

5.

Please provide an analysis as to whether the company is an “investment company” under Section 3 of the Investment Company Act of 1940. In that regard, we note your disclosure on page 20 stating that you are an investment company based in Scottsdale, Arizona and your representation on page 8 outlining the priority of cash distributions for the company. In addition, please note that an issuer that is an investment company registered or required to be registered under the Investment Company Act of 1940 is not eligible to use Regulation A. Refer to Securities Act Rule 251(b)(4).

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 17, 2021

ANSWER:

The statement that the Company is an investment company based in Scottsdale, Arizona, was an oversight in drafting. The statement has been corrected to reflect that the Company is an arbitrage operations company. It is not intended to be implied or inferred that the Company is an investment company.

The “Waterfall” outlining the priority of cash distributions of the Company are reflections of the language contained in the Operating Agreement of the Company regarding distributions to Members and are typical of LLC distribution waterfalls. The distribution waterfall in connection with dissolutions, in particular, are intended to comply with Delaware limited liability company statutes regarding the matter.

6.

We note your disclosure on the cover page that you will commence the offering once it is qualified and it will continue until the Company has sold an aggregate of 2,500,000 shares of Class A membership interest, unless earlier terminated by the Company in its sole discretion. Please revise to clarify the offering period. Refer to Rule 251(d)(3)(i)(F) of Regulation A.

ANSWER: The language on the cover page of the Offering Statement has been revised accordingly.

7.

Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada for purposes of establishing your eligibility to conduct an offering under Regulation A. In this regard, we note that some of your management appears to operate in Brazil and you currently do not appear to have any business operations. Refer to Securities Act Rule 251(b)(1) and, for additional guidance, please see Securities Act Rules Compliance and Disclosure Interpretation 182.03.

ANSWER: Done.

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

September 17, 2021

8.

Section 15.4 of your By-Laws provides that “Each Member agrees that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement, the Subscription Agreement or an investment in the Company shall be brought in a state or federal court located in Delaware, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your governing document states this clearly.

ANSWER:

Additional language has been added at the beginning of Section 15.4 of the Operating Agreement such that the section clearly states that the provision does not apply to actions arising under the Securities Act or Exchange Act.

Respectfully submitted,

Attorney at Law